UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2017

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated November 17, 2017.	1
2.	Press Release, dated November 17, 2017	2

Grifols, S.A. Avinguda de Ia Generalitat 152-158 08174 Sant Cugat del Valles Barcelona-ESPANA Tel. [34]935 710 500 Fax [34]935 710 267 www.grifols.com GRIFOLS RELEVANT EVENT Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following: Grifols has earned the approval from the U.S. Food and Drug Administration ("FDA") for its new genetic test to detect alpha-1 antitrypsin deficiency. The authorization marks an important milestone in the industry as it is the first time the FDA has approved a test of this kind. The A1AT Genotyping test, developed by the group's company Progenika Biopharma, is capable of simultaneously analyzing 99% of the most prevalent mutations causing alpha-1 antitrypsin deficiency. This test has also had the CE marking since December 2016. The European Medicines Agency (EMA) has approved a new product developed by Grifols: a biological sealant composed of fibrinogen and human thrombin to use in surgical operations in adults. This product obtained the FDA's approval on 1 November 2017, as reported in Relevant Event number 258231. The biological sealant will be manufactured at Grifols' industrial complex located in Parets del Valles (Barcelona, Spain). 1. 2. In Barcelona, on 17 November 2017 Nuria Martin Barnes Secretary to the Board of Directors

Grifols further consolidates its research efforts

The FDA approves a new Grifols test for the genetic diagnosis of alpha-1 antitrypsin deficiency

•             Grifols, through Progenika Biopharma, has developed a latest-generation test capable of identifying the most common mutations associated with alpha-1 antitrypsin deficiency.

•             Alpha-1 antitrypsin deficiency is a genetic rare disease that can cause pulmonary emphysema. The disorder affects roughly 25 per 100,000 individuals(1) and an estimated 90% of cases remain undiagnosed.

•             On the other hand, the European Medicines Agency (EMA) has approved a new Grifols product, a biological sealant composed of human fibrinogen and thrombin for use in surgical interventions in adults.

Barcelona, November 17, 2017.- Grifols (MCE:GRF, MCE:GRF.P NASDAQ:GRFS) has received approval by the U.S. Food and Drug Administration (FDA) for a new genetic test to detect alpha-1 antitrypsin deficiency. The authorization marks an important milestone in the industry as it is the first time the FDA has approved a biological molecular test that uses the DNA of the patient for the diagnostic.

The FDA has approved the test for both DNA extracted from blood, as well as a drop of blood collected on paper (dry blood spot). A1AT Genotyping Test, developed by Progenika Biopharma, a Grifols subsidiary headquartered in Bilbao (Spain) is capable of simultaneously analyzing 99% of the most prevalent known mutations causing alpha-1 antitrypsin deficiency.

The molecular test analyzes simultaneously 192 samples per kit, and in a single reaction, identifies 14 of the most prevalent known mutations in the SERPINA1 gene, responsible for this genetic disorder. Although highly complex, the test has been designed so any molecular biology laboratory can process it with minimal human intervention.

A1AT Genotyping Test also has the CE marking from December 2016.

Grifols, global leader in the production and sale of alpha-1 antitrypsin, focus its growth strategy for this plasma protein on improving the diagnosis of the alpha-1 antitrypsin deficiency.

(1)  Source: Orphanet Report Series, Rare Diseases Collection, May 2014.

Grifols portfolio of products already includes a diagnostic test that measures the level of this protein in the bloodstream. With this latest FDA approval, Grifols further consolidates its strategy and adds a new diagnostic test to continue actively advancing the diagnosis of alpha-1 antitrypsin deficiency in the United States, Europe, and more recently in Latin America.

The FDA approval also reinforces Grifols’ strategy of promoting synergies among its business lines through the development of complementary products and services for its divisions.

New Fibrin Biological Sealant

The European Commission, following a favorable recommendation from the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP), has approved a new Grifols product, a fibrin sealant composed of two plasma proteins (human fibrinogen and thrombin) for surgical use in adult patients.

Grifols obtained FDA approval for this product on November 1, 2017.

The recent approval of the product by the European and U.S. health authorities culminates an important R&D effort for Grifols, allowing it to expand its offer of plasma-derived products. The biological sealant will be manufactured at the Grifols industrial complex located in Parets del Vallès (Barcelona, Spain).

Alpha-1 antitrypsin deficiency, an inherited and under-diagnosed disorder

Alpha-1 deficiency is an inherited disorder that causes a deficiency or absence of the alpha-1 protein in the plasma. It has a higher prevalence than other rare lung diseases such as cystic fibrosis and pulmonary arterial hypertension. While AATD symptoms vary depending on the degree of severity and type of genetic mutation, the most common is a progressive loss of pulmonary function.

Alpha-1-antitrypsin deficiency affects an estimated 25 cases per 100,000 people(1), more than 90% of cases remain undiagnosed. In the U.S., approximately 100,000 people suffer from AATD, with similar numbers estimated in Europe. In Spain, roughly 10,000 to 12,000 people have alpha-1 antitrypsin deficiency.

Common symptoms of alpha-1 deficiency include dyspnea, or shortness of breath following physical exertion; chronic coughing; excessive mucous production; and wheezing, with or without the presence of respiratory infections. The symptomology of AATD concurs with that of chronic obstructive pulmonary disease (COPD), asthma, and other pulmonary diseases, leading many patients to be treated for other disorders while the root cause remains unaddressed.

Early diagnosis of AATD is vital. Without adequate treatment, patients are at risk for pulmonary emphysema, which can prove fatal without a lung transplant. AATD is also the most common cause of liver disease in children.

About Grifols

Grifols is a global healthcare company founded in 1940. Grifols has over 75 years improving people’s health and wellbeing through the development of life-saving plasma medicines, diagnostics systems, and hospital pharmacy products.

The company is present in more than 100 countries worldwide and is headquartered in Barcelona, Spain. Grifols is a leader in plasma collection with a network of close to 180 plasma donor centers, and a leading producer of plasma-derived biological medicines. The company also provides a comprehensive range of transfusion medicine, hemostasis, and immunoassay solutions for clinical laboratories, blood banks and transfusion centers, and is a recognized leader in transfusion medicine.

In 2016, sales exceeded 4,000 million euros with a headcount close to 15,000 employees. Grifols demonstrates its commitment to advancing healthcare by allocating a significant portion of its annual income to R&D.

The company class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE: GRF). Its non-voting class B shares are listed on the Mercado Continuo (MCE: GRF.P) and on the U.S. NASDAQ via ADRs (NASDAQ: GRFS). For more information visit www.grifols.com

Investors contact:

Investor Relations Department

inversores@grifols.com  —  investors@grifols.com

Phone number: +34 93 571 02 21

Media contact:

Raquel Lumbreras	raquel_lumbreras@duomocomunicacion.com
Borja Gómez	borja_gomez@duomocomunicacion.com
Duomo Comunicación - Grifols Press Office
Phone number: +34 91 311 92 89 - +34 91 311 92 90

LEGAL DISCLAIMER

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  November 17, 2017